UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                      (Amendment No. ___ )

                       Quixote Corporation
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                        (Name of Issuer)

           Common Stock, par value $.01-2/3 per share
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                 (Title of Class of Securities)

                            749056107
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                         (CUSIP Number)



                          May 21, 2003
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     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [x]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  749056107                        Page 2 of 11
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1    NAME OF REPORTING PERSON

          Raymond International, W.L.L.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Bahrain
                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               474,754
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          None
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          474,754
-----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          474,754

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [X]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.8%<F1>

12    TYPE OF REPORTING PERSON (See Instructions)
          CO
-----------------------------------------------------------------

<F1>
Based on 8,234,205 shares of Common Stock outstanding, as described in Item 4 herein.

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CUSIP NO.  749056107                        Page 3 of 11
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1    NAME OF REPORTING PERSON

          Leslie Rogers

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               474,754
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          None
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          474,754
-----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          474,754

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [X]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.8%<F1>

12    TYPE OF REPORTING PERSON (See Instructions)
          IN
-----------------------------------------------------------------

<F1>
Based on 8,234,205 shares of Common Stock outstanding, as described in Item 4 herein.

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CUSIP NO.  749056107                        Page 4 of 11
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1    NAME OF REPORTING PERSON

          Basil Vasiliou Investments Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida
                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          83,780
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               None
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          83,780
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          None
-----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          83,780

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [x]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          1.0%<F1>

12    TYPE OF REPORTING PERSON (See Instructions)
          OO
-----------------------------------------------------------------

<F1>
Based on 8,234,205 shares of Common Stock outstanding, as described in Item 4 herein.

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CUSIP NO.  749056107                        Page 5 of 11
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1    NAME OF REPORTING PERSON

          Myers America, Inc. f/k/a U.S. Traffic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)
                                                        ---

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               None<F1>
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          None
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          None<F1>
-----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          None

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.0%

12    TYPE OF REPORTING PERSON (See Instructions)
          CO
-----------------------------------------------------------------

<F1>
Along with Myers/NuArt Electrical Products, Inc. ("Myers/NuArt"), Myers America, Inc. f/k/a U.S. Traffic Corporation ("Myers America") was entitled to 558,534 shares of Common Stock of Issuer pursuant to the Purchase Agreement dated May 16, 2003 (the "Purchase Agreement") between Myers America, Myers/NuArt and Green Light Acquisition Company, a wholly owned subsidiary of the Issuer, but Myers/NuArt and Myers America directed Issuer to issue the 558,534 shares directly to its shareholder, Raymond International, W.L.L. (of which 83,780 of such 558,534 shares are held by Raymond International, W.L.L. as nominee for the Basil Vasiliou Investments Trust).

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CUSIP NO.  749056107                        Page 6 of 11
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1    NAME OF REPORTING PERSON

          Myers/NuArt Electrical Products, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)
                                                        ---

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               None<F1>
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          None
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          None<F1>
-----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          None

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.0%

12    TYPE OF REPORTING PERSON (See Instructions)
          CO
-----------------------------------------------------------------

<F1>
Along with Myers America, Myers/NuArt was entitled to 558,534 shares of Common Stock of Issuer pursuant to the Purchase Agreement, but Myers/NuArt and Myers America directed Issuer to issue the 558,534 shares directly to its shareholder, Raymond International, W.L.L. (of which 83,780 of such 558,534 shares are held by Raymond International, W.L.L. as nominee for the Basil Vasiliou Investments Trust).

ITEM 1 (a) NAME OF ISSUER:

     Quixote Corporation (the "Issuer")

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     One East Wacker Drive, Chicago, Illinois 60601.

ITEM 2 (a) NAME OF PERSON FILING:

     This statement is being filed by the following persons:
Raymond International, W.L.L. ("Raymond International"); Leslie Rogers ("Ms. Rogers"); Basil Vasiliou Investments Trust (the "Trust"); Myers America, Inc. f/k/a U.S. Traffic Corporation ("Myers America"); and Myers/NuArt Electrical Products, Inc. ("Myers/NuArt", and together with Raymond International, Ms. Rogers, the Trust and Myers America, the "Reporting Persons").

     The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 2 (b) ADDRESS OF PRINCIPAL OFFICE:

     Raymond International and Ms. Rogers have a business address of 95 Park St., London, England W1Y 3 3HA. Myers America and Myers/NuArt have a business address of 2000 Highland Avenue, Bethlehem, PA 18020. The Trust's business address is c/o Alan Shore, Esq., Akerman Senterfitt, One Southeast Avenue, 28th Floor, Miami, FL 33131-1714.

ITEM 2 (c) CITIZENSHIP:

     Raymond International is a limited liability corporation organized under the laws of the State of Bahrain. Ms. Rogers is a citizen of the United States of America. The Trust is organized under the laws of the State of Florida. Myers America and Myers/NuArt are organized under the laws of the State of Delaware.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

     This statement relates to the common stock, par value $.01-
2/3 of the Issuer ("Common Stock").

ITEM 2 (e) CUSIP NUMBER:   749056107

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]  An investment advisor in accordance with section
240.13d-1(b)(1)(ii) (E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with section 240.13d-
1(b)(1)(ii)(J).

Item 4.  OWNERSHIP:

     (a)-(b) There were approximately 7,675,671 shares of Common Stock outstanding as of March 31, 2003, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003. The Issuer issued an additional 558,534 shares of Common Stock in connection with the Purchase Agreement. As of the date hereof, the Reporting Persons beneficially own 558,534 shares of Common Stock, representing approximately 6.8% of the Common Stock issued and outstanding, based on 8,234,205 shares outstanding.

     The Reporting Persons may, pursuant to Rule 13d-3, be deemed to be in a "group", and therefore to jointly beneficially own the shares of Common Stock held by the other Reporting Persons. The existence of any such group is not acknowledged by the Reporting Persons.

     (c)

     Raymond International

     Raymond International has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 474,574 shares of Common Stock of the Issuer, which constitutes approximately 5.8% of the Issuer's total issued and outstanding shares.

     Ms. Rogers

     Ms. Rogers has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 474,574 shares of Common Stock of the Issuer, which constitutes approximately 5.8% of the Issuer's total issued and outstanding shares.

     Trust

     Trust has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 83,780 shares of Common Stock of the Issuer, which constitutes approximately 1.0% of the Issuer's total issued and outstanding shares.

     Myers America

     Myers America has no power to vote, to direct the vote, to dispose, or to direct the disposition with respect to any shares of Common Stock of the Issuer, which constitutes approximately 0.0% of the Issuer's total issued and outstanding shares.

     Myers/NuArt

     Myers/NuArt has no power to vote, to direct the vote, to dispose, or to direct the disposition with respect to any shares of Common Stock of the Issuer, which constitutes approximately 0.0% of the Issuer's total issued and outstanding shares.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [x]

     Two of the Reporting Persons, Myers America and Myers/NuArt, have ceased to be the beneficial owners of more than 5 percent of the class of securities.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
        PERSON.

     No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A
          GROUP.

     This item is not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

ITEM 10   CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    May 29, 2003
                              RAYMOND INTERNATIONAL, W.L.L.

                              /s/ Leslie Rogers
                              ___________________________
                              By: Leslie Rogers
                              Its: Director


                              /s/ Leslie Rogers
                              ___________________________
                              Leslie Rogers


                              BASIL VASILIOU INVESTMENTS TRUST

                              /s/ Jane T. Vasiliou
                              ___________________________
                              By: Jane T. Vasiliou
                              Its:  Trustee


                              MYERS AMERICA, INC. f/k/a
                              U.S. TRAFFIC CORPORATION

                              /s/ Leslie Rogers
                              ___________________________
                              By: Leslie Rogers
                              Its: Director


                              MYERS/NUART ELECTRICAL PRODUCTS,
                              INC.

                              /s/ Diana Grootonk
                              ____________________________
                              By: Diana Grootonk
                              Its: President

                            EXHIBIT A

     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

Dated:    May 29, 2003
                              RAYMOND INTERNATIONAL, W.L.L.

                              /s/ Leslie Rogers
                              ___________________________
                              By: Leslie Rogers
                              Its: Director


                              /s/ Leslie Rogers
                              ___________________________
                              Leslie Rogers


                              BASIL VASILIOU INVESTMENTS TRUST

                              /s/ Jane T. Vasiliou
                              ___________________________
                              By: Jane T. Vasiliou
                              Its:  Trustee


                              MYERS AMERICA, INC. f/k/a
                              U.S. TRAFFIC CORPORATION

                              /s/ Leslie Rogers
                              ___________________________
                              By: Leslie Rogers
                              Its: Director


                              MYERS/NUART ELECTRICAL PRODUCTS,
                              INC.

                              /s/ Diana Grootonk
                              ____________________________
                              By: Diana Grootonk
                              Its: President